October 21, 2004
Mail Stop 0408

By U.S. Mail and facsimile to (773) 382-2142

Mr. Donald A. Moll
President and Chief Executive Officer
Royal Financial, Inc.
9226 South Commercial Avenue
Chicago, IL 60617

Re:	Royal Financial, Inc.
	Form SB-2 filed September 21, 2004
	File No. 333-119138

Dear Mr. Moll:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

General

1. Please revise the prospectus to comply with the plain English rules. For example, do not define terms such as Royal Financial or FDIC. If you are confident that the abbreviations or shortened names that you use will be intuitively understood by investors, such as Royal Financial being the holding company or the term is known from normal everyday language, such as FDIC, use them. If the investor must learn a new language to understand the defined term, don`t use it. Similarly, revise the prospectus to eliminate legalisms like hereby, herein, thereunder and pursuant to.

2. Please include an updated consent from your independent auditors in the pre-effective amendment.

3. Please note the updating requirements of Item 310 of Regulation S-
B.

Summary
Establishment of the Royal Charitable Foundation and Contribution of Shares - page 5.

4. Please provide more information concerning the focus of the Royal Charitable Foundation. Aside from investment in the community, it is unclear what sort of individuals or organizations will be funded through the Foundation.


How We Determined the Price Per Share and the Offering Range - page 5

5. Here or at another appropriate place in the prospectus discuss market performance of peer group conversions.

Use of Proceeds - page 6

6. Please discuss what is included in "general corporate purposes" of the holding company for which you will be retaining 42% of the offering proceeds. If the primary purpose of this offering is not to raise capital, please clearly state that in this document.

7. Please treat Royal Savings Bank as a consolidated subsidiary for purposes of the use of proceeds both here and on page 17, and not like an unaffiliated investment where you have no control as to where the funds will be used.

Benefits to Management from the Offering - page 8

8. Please clarify whether the employees, officers and directors referred to by the table are members of Royal Financial Bank or the issuer exclusively.

Risk Factors - general

9. Please consider reordering the risk factors in order to reflect their importance to the investor. Specifically, consider moving the final two risk factors detailing anticipated lending practices closer to the beginning of this section.

10. Consider adding to the above risk mentioned factors: disclosure regarding your intent to attract "commercial and commercial real estate loans from underserved small businesses" as described on page 28 and the risks associated with lending to this particular borrower group.

Comparison of Independent Valuation and Pro Forma Financial
Information with and without the Foundation - page 26

11. Please explain how you arrived at the $1,363,000 figure you refer to as the offering amount without the Foundation.

Management Discussion and Analysis- General

12. Please revise to discuss your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Refer to Section V of SEC Financial Reporting Release 72.
Management`s Discussion and Analysis- Liquidity and Capital Resources
- page 35

13. We note your disclosure that if you should require funds beyond your internal funding capabilities, advances from the Federal Home Loan Bank of Chicago are available. Please revise to quantify the amount of credit available from the Federal Home Loan Bank at June 30, 2004.

14. We note on your statement of cash flows that you received $35.7 million and $27.3 million in cash inflows from maturities, calls and paydowns of available for sale securities during 2003 and 2004.
Please revise to discuss how these funds were used or how they will be used in response to your short and long-term liquidity needs.

15. Please revise to discuss any known trends or any known circumstances, demands, commitments, events or uncertainties reasonably likely to have a material effect on your liquidity increasing or decreasing. For example, we note that beginning in 2004 you began to sell substantially all newly originated one-to-four family residential loans to third-party investors. Refer to Item 303 of Regulation S-B.

Business of Royal Savings Bank- General - page 37

16. Please revise to present the following ratios, as required by Item VI of Industry Guide 3 for the years ended June 30, 2003 and 2004, respectively.

* Return on assets
* Return on equity
* Equity to assets ratio

Business of Royal Savings Bank- Investment Securities - page 46

17. Please revise to state the name and aggregate book and market value of any issuer whose aggregate book value exceeds ten percent of members` equity, at June 30, 2004. If none exist, disclose that fact. Refer to Item II (C) of Industry Guide 3.

Business of Royal Savings Bank- Allowance for Loan Losses - page 44

18. We note the quantitative and qualitative factors that you consider when determining your allowance for loan losses. Please revise to discuss how each of these factors affected your determination as of June 30, 2004.




19. We note significant increases in your commercial real estate loans and commercial loans during 2004. Please revise to explain why your allowance for loan losses stayed relatively the same from 2003 to 2004, given the significant change in the composition of your loan portfolio. Directly address any peer loss experience you may have referenced to estimate losses. Directly address the quality of participations purchased.

Taxation - general - page 58

20. Please briefly disclose the anticipated tax status of the Foundation.

New Benefit Plans - page 63

21. In the fourth paragraph, please note what would have been the payment, including gross-up payments to Mr. Moll, assuming that they had been triggered as of a recent date.

The Conversion
Continuity - page 69

22. Please clarify whether directors who are removed or resign from the board of directors of the Issuer will automatically be removed from the board of Royal Savings Bank.

Purpose of the Foundation - page 70

23. Please consider providing a mission statement or further explanation regarding the intended beneficiaries of the foundation. Please refer to comment number 1.

24. Please clarify how the Foundation intends to use the services of the employees of Royal Saving`s Bank without compensating them for the value of those services or state that you do not anticipate that this would occupy a large amount of time for your employees. (p.71).

25. In the second full sentence of the second full paragraph on page 71, please clarify that the initial directors of the Foundation will be purchasing shares on behalf of the Foundation for investment purposes and not for resale purposes.

Restriction on Acquisition of Royal Financial and Royal Savings Bank Restrictions in Royal Financial`s Certificate of Incorporation and Bylaws - page 85.

26. In the third sentence of the second full paragraph, please consider altering the language which provides that directors must "undertake to repay" advances made by the issuer for indemnification purposes to "obligated to repay."


Additional Information - page 92

27. Please delete the qualification in the penultimate sentence of the first paragraph. The prospectus must include a description of all the material provisions of the contracts or other documents that are filed as exhibits.

Report of Independent Accountants - page F-1

28. We note your financial statements include an unaudited footnote that extends through the date of your audit report. Please supplementally explain why this footnote was not audited and revise if necessary.

Statements of Members` Equity - page F-4

29. We note significant increases in unrealized losses related to your available for sale securities. Supplementally tell us why these losses have increased and revise to provide a discussion regarding the increase in your MD&A.

Statements of Cash Flows - page F-5

30. Please revise to disclose purchases of loan participations separately from net change in loans receivable. Only loans made to customers should be shown net of principal collections. Refer to paragraph 7a of FAS 104.

31. Please revise to disclose originations and sales of loans held for sale separately as operating cash flows from net change in loans held
for sale.   Refer to paragraph 21 of FAS 104.

32. Please revise to provide a separate line item in operating cash flows for gains/losses on sales of loans. Refer to paragraph 28 of FAS 95.

33. Please revise to provide a separate line item in operating cash flows for amortization of premiums and discounts on securities. Refer to paragraph 28 of FAS 95.

34. Please revise to provide a separate line item in operating cash flows for amortization of deferred loan fees. Refer to paragraph 28 of FAS 95.

Significant Accounting Policies- Securities - page F-6

35. Please revise to describe your policy for determining whether unrealized losses on investments are other than temporary.


Significant Accounting Policies - Loans - page F-6

36. Please revise to describe your accounting policy for loan participations.

37. Please revise to describe your accounting policy for charging off uncollectible loans. Refer to SOP 01-6.

38. Please revise your accounting policy for impaired loans to be consistent with paragraph 8 of FAS 114. Loans are considered to be impaired when it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement.

39. Your non-accrual loans should be included in impaired loans.
Please revise your disclosures accordingly. Refer to paragraph 8 of FAS 114.

Significant Accounting Policies- Premises and Equipment - page F-7

40. Please revise to separately disclose the depreciable lives for each class of property and equipment assets. Refer to paragraph 5 of APB 12.

Note 3 - Securities - page F-8

41. To the extent you have GSE direct obligations, please revise to disclose them separately from U.S. Government and federal agency securities.

42. Please supplementally describe the credit quality of your collateralized mortgage obligations. Also, describe the nature of your collateralized mortgage obligations, including the type of tranche you have invested in.

Note 4 - Loans - page F-9

43. Please revise to quantify the aggregate amount of gains or losses on sales of loans included in income for the year ended June 30, 2004. Refer to SOP 01-6.

Note 8- Advances from Federal Home Loan Bank - page F-11

44. Please revise to quantify the amount of unused lines of credit and FHLB borrowing capacity available for short-term financing. Refer to Rule 9-03 of Regulation S-X.

45. Please revise to quantify the carrying amount of assets pledged as collateral for your FHLB advances. Refer to SOP 01-6.



Note 9- Income Taxes - page F-12

46. We note a statutory income tax rate of 34% for the years ended June 30, 2004 and 2003 respectively. Please supplementally tell us why a 69% tax rate was used to compute tax expense on net unrealized losses included in other comprehensive income for 2003 and explain why a tax expense was computed on these losses rather than a tax benefit.

Note 11- Off-Balance Sheet Risk and Concentration of Credit Risk - page F-13

47. Please revise to provide the disclosures required by paragraph 13
(a) (c) and (d) of FIN 45 for your standby letters of credit.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Johnson at (202) 942-2961 or John Nolan at
(202) 942-1783 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-2889 with any other questions.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Daniel C. McKay
	John T. Blatchford
	Vedder, Price, Kauffman & Kammholz, PC
	222 North LaSalle Street, Suite 2600
	Chicago, IL 60601
Royal Financial, Inc.
Mr. Donald A. Moll
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